CHAPMAN AND CUTLER LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 8, 2018


VIA EDGAR CORRESPONDENCE

Frank A. Buda, Esq.
David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:     First Trust High Income Long/Short Fund (the "Fund")
                                 File No. 333-223803
             ------------------------------------------------------------


Dear Mr. Buda and Mr. Manion:

      We received your oral comments via telephonic conference on April 3, 2018 and April 13, 2018 regarding the Registration Statement on Form N-14 (the "Registration Statement") for First Trust High Income Long/Short Fund (the "Fund" and together with First Trust Strategic High Income Fund II, the "Funds" and each a "Fund") filed on March 20, 2018. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the "Prospectus"). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

COMMENT 1

     On page i of the "Important Notice to Shareholders of First Trust Strategic High Income Fund II - Questions and Answers" section of the forepart of the Registration Statement, in the question "How will the Merger be effected?", the description of the transaction is not consistent with other disclosure in the Prospectus. Please revise the disclosure to be consistent with the description of the transaction from the "Notice of Special Meeting of Shareholders" disclosure.


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RESPONSE TO COMMENT 1

     The Registration Statement has been revised as requested.

COMMENT 2

     On page iii of the "Important Notice to Shareholders of First Trust Strategic High Income Fund II - Questions and Answers" section of the forepart of the Registration Statement, in the question "Do the Funds have similar investment objectives, strategies and risks?", please provide additional details about the differences in the investment strategies, including the extent to which each Fund engages in these strategies.

RESPONSE TO COMMENT 2

     The Registration Statement has been revised as requested.

COMMENT 3

     On page ii of the Proxy Statement/Prospectus, in the second to last sentence of the second full paragraph that states, "[t]hrough the Merger, shares of FHY would be exchanged on a tax-free basis for federal income tax purposes for shares of FSD." Please clarify that the exchange may result in shareholders of FHY receiving cash in lieu of fractional shares of FSD which may result in tax consequences for certain investors.

RESPONSE TO COMMENT 3

     The Registration Statement has been revised as requested.

COMMENT 4

     On page 3 of the Proxy Statement/Prospectus, in the second full paragraph it states, "[t]he direct expenses associated with the preparation of the proposal and of the proxy solicitation activities with respect thereto, including the costs incurred in connection with the preparation of this Proxy Statement/Prospectus and its enclosures, will be paid by FHY as it will receive a large majority of the benefit of the Merger." Please revise this sentence to state that it is "anticipated" or "expected" that FHY will receive the large majority of the benefit.

RESPONSE TO COMMENT 4

     The Registration Statement has been revised as requested.


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COMMENT 5

     On page 3 of the Proxy Statement/Prospectus, in the third paragraph, please disclose the approximate percentage of the target Fund's securities that will be sold off, an estimate of the cost of repositioning in dollars and as a percentage, and an estimate of the tax impact of the repositioning.

RESPONSE TO COMMENT 5

     The Registration Statement has been revised as requested.

COMMENT 6

     On page 4 of the Proxy Statement/Prospectus, in the first sentence of the first paragraph of "Introduction - A. Synopsis" it states, "[t]he following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus with respect to the proposed Merger and is qualified in its entirety by reference to the more complete information contained in this Proxy Statement/Prospectus and in the Merger SAI and the appendices thereto." Please delete the qualification and the language that follows it. You may also refer investors elsewhere in the Proxy Statement/Prospectus for more complete or additional information instead of the qualification.

RESPONSE TO COMMENT 6

     The Registration Statement has been revised as requested.

COMMENT 7

     On page 4 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Background and Reasons for the Proposed Merger" it states, "Smaller funds often trade at wider discounts than other larger funds." Please provide an explanation of this statement.

RESPONSE TO COMMENT 7

     The Registration Statement has been revised as requested.

COMMENT 8

     On page 4 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Background and Reasons for the Proposed Merger" it states, "[a]dditionally, shares of FHY have historically traded at market prices that


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are below their NAV." Please clarify whether FSD shares have also traded at market prices that are below NAV and if so why this weighs in favor of the merger.

RESPONSE TO COMMENT 8

     The Registration Statement has been revised as requested.

COMMENT 9

     On page 5 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Board Considerations Relating to the Proposed Merger," please ensure the discussion of the Board Considerations is neutral and includes any considerations of the Board that were adverse to the proposed Merger.

RESPONSE TO COMMENT 9

     The disclosure in the Registration Statement describes the material factors and the conclusions with respect thereto that formed the basis for the Board's approval of the Merger.

COMMENT 10

     On page 5 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Board Considerations Relating to the Proposed Merger," in the "Comparison of Fees and Expense Ratios; Expense Savings" bullet, it states that the Board considered comparative expense information for FHY and FSD including comparisons between the current effective advisory fee rates. Please clarify what is meant by "effective advisory fee rate."

RESPONSE TO COMMENT 10

     The Registration Statement has been revised as requested.

COMMENT 11

     On page 5 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Board Considerations Relating to the Proposed Merger," in the "Comparison of Fees and Expense Ratios; Expense Savings" bullet, it states that, "[t]he Board noted that the Merger is expected to result in costs savings to FHY shareholders." Please clarify what other cost savings are expected.


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RESPONSE TO COMMENT 11

     The Registration Statement has been revised as requested.

COMMENT 12

     On page 6 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Material Federal Income Tax Consequences of the Merger," please estimate the expected tax impact of the portfolio repositioning.

RESPONSE TO COMMENT 12

     The Registration Statement has been revised as requested.

COMMENT 13

     On page 6 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Comparison of the Funds - Investment Objectives, Policies and Strategies" it states, "each Fund invests primarily in below-investment grade (i.e. high-yield) fixed-income securities." The Staff notes that FHY's principal investment strategy is to invest in a diversified portfolio of below-investment grade and investment-grade debt securities and equity securities. Please revise this disclosure to more accurately describe the strategy of FHY and differences in strategies between the Funds.

RESPONSE TO COMMENT 13

     The Registration Statement has been revised as requested. The revisions can be found on page 7 of the Proxy Statement/Prospectus.

COMMENT 14

     On page 7 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Comparison of the Funds - Investment Objectives, Policies and Strategies" in the table showing the investment objectives of each Fund, please highlight any differences in the principal strategies of the two Funds, including differences in the extent to which each Fund engages in such strategies.

RESPONSE TO COMMENT 14

     The Registration Statement has been revised as requested.

COMMENT 15

     On page 15 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Comparison of the Funds - Investment Advisers and Portfolio Managers"


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in the discussion of the investment advisory fees, please disclose whether the advisor's fee will be higher as a result of the proposed Merger. Additionally, please disclose any board considerations regarding this issue.

RESPONSE TO COMMENT 15

     The Registration Statement has been revised as requested. The revisions can be found on page 16 of the Proxy Statement/Prospectus.

COMMENT 16

     On page 16 of the Proxy Statement/Prospectus, under "Introduction - A. Synopsis - Comparative Fees and Expenses" in the first sentence, please add the word "current" following "[t]he following table sets forth the" and before "fees and expenses."

RESPONSE TO COMMENT 16

     The Registration Statement has been revised as requested. The revisions can be found on page 17 of the Proxy Statement/Prospectus.

COMMENT 17

     On page 18 of the Proxy Statement/Prospectus, in the last paragraph, under "Introduction - A. Synopsis - Further Information Regarding the Merger" it states, "Otherwise, FHY shareholders will be notified in the next shareholder report of FHY." Please clarify that this is how shareholders will be notified if the merger is not approved or completed.

RESPONSE TO COMMENT 17

     The Registration Statement has been revised as requested. The revisions can be found on page 20 of the Proxy Statement/Prospectus.

COMMENT 18

     On page 19 of the Proxy Statement/Prospectus, under "Introduction - B. Risk Factors" please briefly compare the principal risks of FSD with those of FHY, including whether one Fund or the other has greater exposure to such principal risks.

RESPONSE TO COMMENT 18

     The Registration Statement has been revised as requested. The revisions can be found on page 21 of the Proxy Statement/Prospectus.


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COMMENT 19

     On page 25 of the Proxy Statement/Prospectus, under "Introduction - B. Risk Factors - Leverage Risk" please revise here and elsewhere in the discussion of risk factors to ensure consistent use of either Fund or Funds. Additionally, because FSD and FHY employ leverage in different ways, please clearly describe how the leverage risk differs for each Fund.

RESPONSE TO COMMENT 19

     The Registration Statement has been revised as requested. The revisions can be found on page 27 of the Proxy Statement/Prospectus.

COMMENT 20

     On page 39 of the Proxy Statement/Prospectus, under "Introduction - B. Risk Factors - Tax Risk" it states, "The opinion relies upon the current statute and regulations, portions of which have been changed recently and have not yet been subject to full and complete interpretation by the courts." Please clarify the changes that are being discussed and ensure that all assumptions are included in the tax opinion.

RESPONSE TO COMMENT 20

     The Registration Statement has been revised as requested and all assumptions and qualifications have been included in the tax opinion filed originally with the N-14 on Exhibit 12. The revisions can be found on page 41 of the Proxy Statement/Prospectus.

COMMENT 21

     On page 40 of the Proxy Statement/Prospectus, in the last sentence under "Introduction - C. Information About the Merger - General" it states, "[t]he discussion of the Plan herein is qualified in its entirety by reference to the full text of the Plan." Please delete this sentence or revise to refer investors elsewhere in the Proxy Statement/Prospectus for more complete or additional information instead of the qualification.

RESPONSE TO COMMENT 21

     The Registration Statement has been revised as requested. The revisions can be found on page 42 of the Proxy Statement/Prospectus.


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COMMENT 22

     On page 41 of the Proxy Statement/Prospectus, in the first paragraph under "Introduction - C. Information About the Merger - Terms of the Merger," in the discussion of the receipt of cash in lieu of fractional shares, please disclose that this may have tax consequences for FHY shareholders.

RESPONSE TO COMMENT 22

     The Registration Statement has been revised as requested. The revisions can be found on page 43 of the Proxy Statement/Prospectus.

COMMENT 23
     On page 41 of the Proxy Statement/Prospectus, in the first sentence of the last paragraph it states, "[t]he direct expenses incurred in connection with the Merger (whether or not the Merger is consummated) will be allocated to FHY, as a large majority of the cost savings benefits of the Merger will accrue to the shareholders of FHY." Please revise this sentence to state that it is "anticipated" or "expected" that FHY shareholders will receive the large majority of the benefit.

RESPONSE TO COMMENT 23

     The Registration Statement has been revised as requested. The revisions can be found on page 44 of the Proxy Statement/Prospectus.

COMMENT 24

     On page 43 of the Proxy Statement/Prospectus, under "Introduction - C. Information About the Merger - Background and Trustees' Considerations Relating to the Proposed Merger" in the "Comparison of Fees and Expense Ratios; Expense Savings" bullet, it states that the Board considered comparative expense information for FHY and FSD including comparisons between the current effective advisory fee rates. Please clarify what is meant by "effective advisory fee rate."

RESPONSE TO COMMENT 24

     The Registration Statement has been revised as requested. The revisions can be found on page 45 of the Proxy Statement/Prospectus.


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COMMENT 25

     On page 43 of the Proxy Statement/Prospectus, under "Introduction - C. Information About the Merger - Background and Trustees' Considerations Relating to the Proposed Merger" in the "Comparison of Fees and Expense Ratios; Expense Savings" bullet, it states that, "[t]he Board considered that, although FSD's stated advisory fee rate appears to be higher than FHY's ... " However, according to the fee table, FHY's advisory fee is higher. Please revise this discussion to clarify the advisory fee rate disclosure.

RESPONSE TO COMMENT 25

     The Registration Statement has been revised as requested. The revisions can be found on page 45 of the Proxy Statement/Prospectus.

COMMENT 26

     On page 44 of the Proxy Statement/Prospectus, under "Introduction - C. Information About the Merger - Background and Trustees' Considerations Relating to the Proposed Merger" in the "Expenses of the Merger" bullet, it states that, "the Advisor's commitment to cover Merger-related costs, including trading costs, to the extent such costs have not been recouped by shareholders of FHY and FSD through Merger-related cost savings within 12 months of the completion of the Merger." With respect to the Advisor's commitment, please provide additional information about this commitment in the prospectus, including the material terms, the expenses included and how the recoupment will be measured.

RESPONSE TO COMMENT 26

     The Registration Statement has been revised as requested. The revisions can be found on page 46 of the Proxy Statement/Prospectus.

COMMENT 27

     On page 70 of the Proxy Statement/Prospectus, in the last sentence before "Independent Registered Public Accounting Firm ("Auditor")" it states, "[i]t is qualified in its entirety by reference to the charter documents themselves." Please delete this sentence or revise to refer investors elsewhere in the Proxy Statement/Prospectus for more complete or additional information instead of the qualification.


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RESPONSE TO COMMENT 27

     The Registration Statement has been revised as requested. The revisions can be found on page 72 of the Proxy Statement/Prospectus.

COMMENT 28

     On page 75 of the Proxy Statement/Prospectus, under "Share Ownership of FHY and FSD" please provide an "as of" date with respect to the information shown in the table.

RESPONSE TO COMMENT 28

     The Registration Statement has been revised as requested. The revisions can be found on page 77 of the Proxy Statement/Prospectus.

COMMENT 29

     On page 76 of the Proxy Statement/Prospectus, in the last sentence on the page, please indicate the percentage of FSD shares owned by the Trustees and executive officers.

RESPONSE TO COMMENT 29

     The Registration Statement has been revised as requested. The revisions can be found on page 78 of the Proxy Statement/Prospectus.

COMMENT 30

     On page 78 of the Proxy Statement/Prospectus, in the first sentence of the second paragraph under "Shareholder Proposals" immediately after "as amended," it says, "must have been received at the offices ... " Please revise the disclosure to read "must be" as this date is in the future.

RESPONSE TO COMMENT 30

     The Registration Statement has been revised as requested. The revisions can be found on page 80 of the Proxy Statement/Prospectus.

COMMENT 31

     On page C-1 of Part C, in "Item 15: Indemnification" please include the undertaking required by Rule 484 under the Securities Act.


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RESPONSE TO COMMENT 31

     The Registration Statement has been revised as requested.

COMMENT 32

     On page C-2 of Part C, the Funds may need new Auditor Consents as the consents are generally only valid for 30 days.

RESPONSE TO COMMENT 32

     The Funds will provide new Auditor Consents prior to effectiveness of the Registration Statement.

COMMENT 33

     On page C-3 of Part C, in "Item 17: Undertakings," please include an undertaking to file the tax opinion delivered at closing via a post-effective amendment to the Registration Statement.

RESPONSE TO COMMENT 33

     The tax opinion delivered at closing will be filed via post-effective amendment to the Registration Statement.


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ACCOUNTING AND FINANCIAL COMMENTS

COMMENT 1

      On page ii of the "Important Notice to Shareholders of First Trust Strategic High Income Fund II - Questions and Answers" section of the forepart of the Registration Statement, please add a cross reference in the answer to the question "Will shareholders of the Funds have to pay any fees or expenses in connection with the Merger?" to the more detailed disclosure regarding payment by shareholders of fees and expenses in connection with the Merger contained in the Prospectus.

RESPONSE TO COMMENT 1

      The Registration Statement has been revised as requested.

COMMENT 2

      On page iv of the "Important Notice to Shareholders of First Trust Strategic High Income Fund II - Questions and Answers" section of the forepart of the Registration Statement, please add a cross reference in the answer to the question "Will the value of my investment change as a result of the approval of the proposed Merger?" to the more detailed disclosure regarding direct costs, expenses of deleveraging and repositioning to be borne in connection with the Merger contained in the Prospectus.

RESPONSE TO COMMENT 2

      The Registration Statement has been revised as requested.

COMMENT 3

      On page 3 of the "Introduction" section of the Prospectus, please add a cross reference in the penultimate paragraph discussion regarding the allocation of expenses between the shareholders of the respective Funds, in particular the deleveraging expenses, to the more detailed disclosure regarding the allocation of these expenses in connection with the Merger contained in the Pro Forma Financial Statements - Statement of Operations relating to the combination of the Funds included in Appendix III to the Prospectus, and the footnotes thereto and the Notes to the Pro Forma Financial Statements included therein.

RESPONSE TO COMMENT 3

      The Registration Statement has been revised as requested.


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 COMMENT 4

      On page 6 of the "Introduction - A. Synopsis - Board Considerations Relating to the Proposed Merger" section of the Prospectus, under the bullet point header entitled "Expenses of the Merger," please add a cross-reference to to the more detailed discussion regarding expenses to be incurred in connection with the Merger contained in the Prospectus under the heading "C. Information About the Merger - Terms of the Merger."

RESPONSE TO COMMENT 4

      The Registration Statement has been revised as requested.

 COMMENT 5

      On page 41 of the Prospectus under the heading "Introduction - C. Information About the Merger - Terms of the Merger," please provide disclosure regarding the significance of the approximate $672,000 aggregate realized net loss to the NAV of FHY as well as what the per FHY share amount of the approximate $373,135 in direct, Merger-related expenses equals that is expected to be borne by FHY shareholders.

RESPONSE TO COMMENT 5

      The information regarding the aggregate realized loss has been updated as of April 30, 2018 and the Registration Statement has been revised as requested. The revisions can be found on pages 43 and 44 of the Proxy Statement/Prospectus.

COMMENT 6

      On page 45, in the Capitalization table, please fix the typo under the heading Pro Forma Adjustments for the line item titled "Net unrealized appreciation (depreciation) of investments" from $671,222 to $671,722.

RESPONSE TO COMMENT 6

      The Registration Statement has been revised as requested. The revisions can be found on page 47 of the Proxy Statement/Prospectus.


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COMMENT 7

      In Appendix III - Pro Forma Schedule of Investments and Financial Statements, please bring forward footnote 1 to the Portfolio of Investments so that the disclosure provided by the footnote will be more prominent at the outset of a review of the Portfolio of Investments.

RESPONSE TO COMMENT 7

      The Registration Statement has been revised as requested.


      Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By:   /s/ Jonathan A. Koff
                                                   ------------------------
                                                       Jonathan A. Koff




cc:  Chris Fallow
     Don Swade
     W. Scott Jardine
     Kristi Maher
     Amy Lum